PROSPECTUS SUPPLEMENT	Filed pursuant to General Instruction II.L. of Form F-10;

(To a Base Shelf Prospectus Dated April 15, 2004)	File No. 333-114490

Cdn$250,000,000

Rogers Communications Inc.

9,541,985 Class B Non-Voting Shares

        Our outstanding Class B Non-Voting shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol RCI.B and on the New York Stock Exchange (the “NYSE”) under the symbol RG. The closing price of our Class B Non-Voting shares on June 8, 2004, the last trading day before we announced this offering, on the TSX was Cdn$26.43 and on the NYSE was US$19.61. The closing price of our Class B Non-Voting shares on June 9, 2004 on the TSX was Cdn$25.33 and on the NYSE was US$18.62. The 9,541,985 Class B Non-Voting shares offered hereby (the “Offered Shares”) are being sold in Canada and the United States by RBC Dominion Securities Inc. (the “Underwriter”) either directly or through its U.S. registered broker-dealer affiliate. See “Underwriting”.

      Each of the TSX and NYSE has conditionally approved the listing of the Offered Shares, subject to our fulfilling the requirements of the applicable exchange.

       SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS FOR A DISCUSSION ON INVESTMENT CONSIDERATIONS APPLICABLE TO THE CLASS B NON-VOTING SHARES.

PRICE: CDN$26.20 PER CLASS B NON-VOTING SHARE

	Price to Public	Underwriter’s Fee	Net Proceeds to RCI(1)

Per Class B Non-Voting share	Cdn$26.20	Cdn$1.048	Cdn$25.152
Total	Cdn$250,000,000	Cdn$10,000,000	Cdn$240,000,000

(1)	Before deducting the expenses of the offering, estimated to be Cdn$1,000,000.

      Neither the Securities and Exchange Commission nor any state or provincial securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying short form base shelf prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We are permitted to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of U.S. companies.

      Owning the securities described herein may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully.

      Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated or organized under the laws of the province of British Columbia, Canada, most of our directors, substantially all of our officers and certain of the experts named in this prospectus supplement and the accompanying short form base shelf prospectus are residents of Canada, and many of our assets are located outside the United States.

RBC CAPITAL MARKETS

June 10, 2004

      The Underwriter, as principal, conditionally offers the Offered Shares, subject to prior sale, if, as and when issued by us and accepted by the Underwriter, in accordance with the conditions contained in the Underwriting Agreement referred to under “Underwriting” and subject to the approval of certain legal matters on our behalf by Torys LLP, Toronto, Ontario and Cravath Swaine & Moore LLP, New York, New York, and on behalf of the Underwriter by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and Shearman & Sterling LLP, Toronto, Ontario. RBC Dominion Securities Inc. is a wholly-owned subsidiary of a Canadian chartered bank that is a lender to certain of our subsidiaries and to which our subsidiaries are presently indebted. Accordingly, under applicable Canadian securities laws, we may be considered a “connected issuer” of RBC Dominion Securities Inc. in connection with this offering. For more information, see the section entitled “Underwriting”.

      Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Offered Shares will be available for delivery at the closing, which will take place on or about June 16, 2004, or such other date as we and the Underwriter may agree.

IMPORTANT NOTICE ABOUT INFORMATION IN

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING
SHORT FORM BASE SHELF PROSPECTUS

      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Offered Shares. The second part is the short form base shelf prospectus, which gives more general information, some of which may not apply to the Offered Shares. Generally, when we refer only to the “prospectus”, we are referring to both parts combined.

      If any information varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement.

      In this prospectus supplement, unless otherwise indicated, capitalized terms which are defined in the accompanying short form base shelf prospectus are used herein with the meanings defined in the short form base shelf prospectus. The terms “RCI”, “we”, “us”, “our” and “our company” and similar words refer to Rogers Communications Inc. and its subsidiaries unless the context requires otherwise. Unless otherwise indicated, references in this prospectus supplement to “Cdn$” and “$” are to Canadian dollars and references to “US$” are to U.S. dollars.

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents filed with the securities regulatory authority in each of the provinces of Canada are specifically incorporated by reference in this prospectus supplement:

1. our annual information form for the year ended December 31, 2003, dated May 19, 2004;

2. our interim unaudited consolidated financial statements as at March 31, 2004 and for the three months ended March 31, 2004 and 2003, and management’s discussion and analysis in respect of those statements;

3. our audited consolidated financial statements as at and for the years ended December 31, 2003 and December 31, 2002, together with the report of the auditors’ thereon and management’s discussion and analysis in respect of those statements, in each case as set out in our annual report for the year ended December 31, 2003;

4. our management information circular dated April 21, 2004 in connection with the annual meeting of shareholders held on May 27, 2004, other than the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices”; and

5. our material change report, relating to this offering, dated June 10, 2004.

      Any documents of the types referred to in paragraphs 1 to 5 above (excluding confidential material change reports) filed by us with the securities regulatory authorities in Canada, after the date of this prospectus supplement and prior to the termination of any offering of securities hereunder, shall be deemed to be incorporated by reference herein.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

PRESENTATION OF OUR FINANCIAL INFORMATION

      Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada (Canadian GAAP). For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (U.S. GAAP), see Note 22 to our audited consolidated financial statements incorporated by reference in this prospectus supplement. We state our consolidated financial statements in Canadian dollars.

EXCHANGE RATE DATA

      The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

						Three Months Ended
	Year Ended December 31,					March 31, 2004

	1999	2000	2001	2002	2003	2003	2004

Low	$0.6535	$0.6410	$0.6241	$0.6200	$0.6349	$0.6349	$0.7418
High	0.6925	0.6969	0.6697	0.6619	0.7738	0.6822	0.7880
Period End	0.6925	0.6669	0.6279	0.6329	0.7738	0.6805	0.7634
Average	0.6730	0.6732	0.6457	0.6368	0.7136	0.6623	0.7585

      On June 9, 2004, the inverse of the noon buying rate was US$0.7385 = Cdn$1.00.

FORWARD-LOOKING STATEMENTS

      This prospectus supplement includes forward-looking statements concerning the future performance of our business, operations and financial performance and condition. When used in this prospectus supplement the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see “Risk Factors” beginning on page 6 of the accompanying short form base shelf prospectus.

SUMMARY OF THE OFFERING

      The following is a brief summary of the terms of this offering. For a more complete description of the Offered Shares, see “Description of Share Capital” in this prospectus supplement.

The Offering

Issuer	Rogers Communications Inc.

Class B Non-Voting shares offered	9,541,985 Class B Non-Voting shares

Class B Non-Voting shares to be outstanding after the offering	187,766,688 Class B Non-Voting shares

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately Cdn$239 million after deduction of expenses and commissions. We currently intend to use the net proceeds for general corporate purposes, which may include, but are not limited to, the redemption and/or purchase of our securities and securities of our subsidiaries (including AT&T Wireless’ RWCI shares), advances to one or more of our subsidiaries, short term investments with financial institutions, the funding of acquisitions of other businesses that may occur from time to time and repayment of outstanding revolving indebtedness. See “Recent Developments”.

Toronto Stock Exchange symbol	RCI.B

New York Stock Exchange symbol	RG

      The number of Class B Non-Voting shares to be outstanding after the offering is based on the number of Class B Non-Voting shares outstanding at March 31, 2004 and excludes Class B Non-Voting shares that may be issuable upon the exercise of options to acquire Class B Non-Voting shares issued to directors and employees and of our convertible securities. See “Description of Share Capital” in this prospectus supplement.

RECENT DEVELOPMENTS

      As announced on April 28, 2004 and consistent with a 1999 shareholders agreement (the “RWCI Shareholders Agreement”) among our company, Rogers Wireless Communications Inc. (“RWCI”) and AT&T Wireless Services Inc. (“AT&T Wireless”), we received notice on April 28, 2004 from AT&T Wireless that AT&T Wireless intends to explore options to divest its 48.6 million share ownership interest in RWCI, as represented by its holding of 27.6 million Class A Multiple Voting shares and 20.9 million Class B Restricted Voting shares of RWCI that are held by JVII Partnership. On May 20, 2004, we announced that we did not reach an agreement during the 21-day exclusive negotiation period, which ended on May 19, 2004, to acquire AT&T Wireless’ interest in RWCI.

      The highest offer made by us during the initial 21 day Right of First Negotiation period, as defined in the RWCI Shareholders Agreement, was Cdn$31 per share for AT&T Wireless’ entire 48.6 million share interest in RWCI.

      Under the terms of the RWCI Shareholders Agreement, AT&T Wireless will have the ability during the 60-day period ending July 18, 2004 to attempt to sell its entire RWCI interest to third parties. On any such sale to third parties, the price per share must be higher than the Cdn$31 offered by us during the negotiation period. In addition, in connection with any such sales to third parties, AT&T Wireless is required to convert its RWCI Class A Multiple Voting shares into Class B Restricted Voting shares. Furthermore, AT&T Wireless may not sell shares representing more than 5% (10% to certain suppliers to RWCI) of the outstanding equity shares of RWCI to any person.

      AT&T Wireless may, pursuant to a registration rights agreement with RWCI, require RWCI to qualify the sale of AT&T Wireless’ RWCI shares by prospectus in Canada or by registration statement in the United States. If AT&T Wireless exercises its registration rights in connection with an underwritten offering of its RWCI shares, RWCI would have a transferable right of first refusal (exercisable for a period of five business days) to purchase AT&T Wireless’ RWCI shares at the proposed underwritten price. RWCI would also have a second transferable right of first refusal (exercisable for a period of 24 hours) if the final underwritten price is less than the price offered pursuant to the initial right of first refusal.

      In the event that our company or RWCI does purchase any of the AT&T Wireless’ RWCI shares, the funds necessary to acquire such shares may be generated, in whole or in part, by the issuance of equity and/or incurrence of additional indebtedness by our company or our subsidiaries.

USE OF PROCEEDS

      We estimate that our net proceeds from this offering will be approximately Cdn$239 million after deduction of expenses and commissions. We currently intend to use the net proceeds for general corporate purposes, which may include, but are not limited to, the redemption and/or purchase of our securities and securities of our subsidiaries (including AT&T Wireless’ RWCI shares), advances to one or more of our subsidiaries, short term investments with financial institutions, the funding of acquisitions of other businesses that may occur from time to time and repayment of outstanding revolving indebtedness. See “Recent Developments”.

CAPITALIZATION

      The following table sets forth:

•	the actual cash and short-term deposits (bank advances arising from outstanding cheques) and consolidated capitalization of RCI and its subsidiaries as at December 31, 2003 and March 31, 2004; and

•	the cash and short-term deposits (bank advances arising from outstanding cheques) and consolidated capitalization of RCI and its subsidiaries as at March 31, 2004, as adjusted to give effect to this offering.

      This information should be read in conjunction with our consolidated financial statements and the related notes and management’s discussion and analysis in respect of these statements that are incorporated by reference in this prospectus supplement.

		As at
	As at	March 31, 2004
	December 31, 2003
	Actual	Actual	As Adjusted

	(In thousands of Canadian Dollars)
Cash and short-term deposits (bank advances arising from outstanding cheques)	$(10,288)	$76,470	$315,470

Long-term debt(1):
Rogers Communications Inc.:
Convertible Debentures, due 2005	$271,197	$277,462	$277,462
Senior Notes, due 2006	75,000	75,000	75,000
Rogers Wireless Inc.:
Bank credit facility	138,000	68,500	68,500
Senior Secured Notes, due 2006	160,000	160,000	160,000
Senior Secured Notes, due 2007	253,453	—	—
Senior Secured Debentures, due 2008	430,589	—	—
Senior Secured Notes, due 2011	633,276	642,145	642,145
Senior Secured Notes, due 2014	—	982,875	982,875
Senior Secured Debentures, due 2016	200,193	202,997	202,997
Senior Subordinated Notes, due 2007	231,443	—	—
Rogers Cable Inc.:
Bank credit facilities	36,000	—	—
Senior Secured Second Priority Notes, due 2005	376,777	382,054	382,054
Senior (Secured) Second Priority Notes, due 2007	450,000	450,000	450,000
Senior (Secured) Second Priority Notes, due 2012	452,340	458,675	458,675
Senior (Secured) Second Priority Notes, due 2013	452,340	458,675	458,675
Senior (Secured) Second Priority Notes, due 2014	—	458,675	458,675
Senior Secured Second Priority Debentures, due 2014	300,000	—	—
Senior (Secured) Second Priority Debentures, due 2032	258,480	262,100	262,100
Senior Subordinated Guaranteed Debentures, due 2015	146,914	148,971	148,971
Rogers Media Inc.:
Bank credit facility	63,500	160,000	160,000
Obligations under mortgage, capital leases and other	40,730	39,106	39,106
Current portion of long-term debt(2)	(11,498)	(393,060)	(393,060)
Effect of cross-currency interest rate exchange agreements(1)	334,784	—	—

Total long-term debt	5,293,518	4,834,175	4,834,175

		As at
	As at	March 31, 2004
	December 31, 2003
	Actual	Actual	As Adjusted

	(In thousands of Canadian Dollars)
Shareholders’ equity:
Capital stock:
Preferred shares:
Held by subsidiary companies:
60,000 Series XXVII	$60,000	$60,000	$60,000
818,300 Series XXX	10,000	10,000	10,000
300,000 Series XXXI	300,000	300,000	300,000

Total	370,000	370,000	370,000
Held by members of RCI’s share purchase plans:
83,831 (2003 — 104,488) Series E	1,787	1,434	1,434
Common shares:
56,235,394 Class A Voting shares	72,313	72,313	72,313
178,224,703 (2003 — 177,241,646) Class B Non-Voting shares(3)	287,978	289,576	305,080

Total	732,078	733,323	748,827
Deduct:
Amounts receivable from employees under certain share purchase plans	1,186	1,146	1,146
Preferred shares of RCI held by subsidiary companies	370,000	370,000	370,000

Total capital stock	360,892	362,177	377,681
Convertible Preferred securities	576,000	576,000	576,000
Contributed surplus	1,169,924	1,190,095	1,413,591
Deficit	(339,436)	(419,501)	(419,501)

Total shareholders’ equity	1,767,380	1,708,771	1,947,771

Total capitalization	$7,060,898	$6,542,946	$6,781,946

(1)	For the purposes of this capitalization table, all U.S. dollar amounts of long-term debt have been translated into Canadian dollars based on the noon exchange rate as reported by the Bank of Canada on December 31, 2003 of Cdn$1.2924 = US$1.00 and on March 31, 2004 of Cdn$1.3105 = US$1.00.

In November 2001, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and, in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, RCI determined that its derivative instruments did not meet all the documentation and effectiveness criteria as required under AcG-13. Accordingly, RCI’s derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements, are not being treated as hedges for accounting purposes. Effective January 1, 2004, RCI records the fair value of these instruments as a separate component of the balance sheet and the effect of the cross-currency interest rate exchange agreements is no longer recorded as a component of long-term debt. At March 31, 2004 the fair value of derivative instruments is a liability of $447.3 million and is disclosed as a separate component of the balance sheet.

(2)	Effective January 1, 2004, RCI adopted a classified balance sheet presentation in accordance with the requirements of the CICA’s Handbook Section 1100, “Generally Accepted Accounting Principles”. Accordingly, RCI now presents the current portion of long term debt as a separate component of the balance sheet.

(3)	As at March 31, 2004, 178,224,703 Class B Non-Voting shares were outstanding. As adjusted to give effect to this offering, there would be 187,766,688 Class B Non-Voting shares outstanding as at March 31, 2004.

DESCRIPTION OF SHARE CAPITAL

Preferred Shares

      As of March 31, 2004, there were 400,000,000 authorized Preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by our board of directors prior to the issue of such series. We have three authorized series of Preferred shares, and shares of the Series XXVII Preferred shares, Series XXX Preferred shares and Series XXXI Preferred shares are currently outstanding.

      The Series XXVII Preferred shares are non-voting, are redeemable at $1,000 per share at our option and carry the right to cumulative dividends at a rate equal to the bank prime rate plus 1 3/4% per annum.

      The Series XXX Preferred shares are non-voting, are redeemable and retractable under certain conditions and carry the right to non-cumulative dividends at a rate of 9 1/2% per annum.

      The Series XXXI Preferred shares are non-voting, are redeemable at $1,000 per share at our option and carry the right to cumulative dividends at a rate of 9 5/8% per annum.

Common Shares

      As of March 31, 2004, there were 56,240,494 authorized Class A Voting shares, without par value, of which 56,235,394 were issued and outstanding. Each Class A Voting share is entitled to 50 votes per share as approved at our annual meeting of shareholders held on May 27, 2004 as discussed below. The holders of Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders but, except as required by law, are not entitled to vote at such meetings. The Class A Voting shares may receive a dividend at an annual rate of up to $0.05 per share only after the Class B Non-Voting shares have been paid a dividend at an annual rate of $0.05 per share. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

      As of March 31, 2004, there were 1,400,000,000 authorized Class B Non-Voting shares with a par value of $1.62478 per share, of which 178,224,703 were issued and outstanding. The Class A Voting shares and Class B Non-Voting shares participate equally, share for share, in dividends after payment of an annual dividend of $0.05 per share for each class and participate equally, share for share, in any of our remaining assets in the event of our dissolution or winding up (subject to the preference as to dividends in favour of the Class B Non-Voting shares).

      In May 2003, we adopted a dividend policy that provides for the payment each year of dividends aggregating $0.10 per share to be payable twice yearly on each outstanding Class B Non-Voting share and Class A Voting share held as of the record date, as determined by our board of directors.

      Under applicable Canadian securities laws, an offer to purchase Class A Voting shares would not require that an offer be made to purchase Class B Non-Voting shares.

      Our Charter contains restrictions on the transfer, voting and issue of our Class A Voting shares and Class B Non-Voting shares in order to ensure that we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian in order to ensure that we remain qualified to hold the licences referred to above.

      At our annual meeting of shareholders held on May 27, 2004, the shareholders, among other things, approved amended Articles and a special resolution to further amend our Articles to preclude the re-issuance of Class A Voting shares that have been converted or redeemed, purchased or otherwise acquired by our company and to increase the number of votes attached to a Class A Voting share to 50 votes. The amended Articles permit us to indemnify and pay the expenses of our officers and directors to the fullest extent permitted by the Business Corporations Act (British Columbia). These changes became effective on May 27, 2004.

Convertible Preferred Securities

      Convertible Preferred securities were issued in 1999 with a face value of $600 million to a subsidiary of Microsoft Corporation (Microsoft). These Convertible Preferred securities bear interest at 5 1/2% per annum, payable quarterly in cash, Class B Non-Voting shares or additional Convertible Preferred securities, at our option. The Convertible Preferred securities are convertible, in whole or in part, at any time, at Microsoft’s option, into 28.5714 Class B Non-Voting shares per $1,000 aggregate principal amount of Convertible Preferred securities, representing a conversion price of $35 per Class B Non-Voting share. The Convertible Preferred securities mature on August 11, 2009, and are callable by us on or after August 12, 2004, subject to certain conditions. We have the option of repaying the Convertible Preferred securities in cash or Class B Non-Voting shares.

UNDERWRITING

      Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated June 9, 2004 between our company and the Underwriter, we have agreed to sell, and the Underwriter has agreed to purchase, all of the Offered Shares.

      Subject to certain conditions in the Underwriting Agreement, the Underwriter is committed to take and pay for in cash to our company, against delivery of the certificates representing the Offered Shares, all of the Offered Shares, if any are taken. The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion upon the occurrence of certain stated events, including the occurrence of an event which seriously adversely affects the Canadian, United States or international financial markets.

      The following table shows the per share and total underwriter discounts and commissions to be paid to the Underwriter by our company.

Paid by RCI

Per Offered Share	Cdn$	1.048
Total	Cdn$	10,000,000

      The Underwriter proposes to offer the Offered Shares initially at the offering price specified on the cover page of this prospectus. After the Underwriter has made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the proceeds paid by the Underwriter to us.

      This offering is being made concurrently in the United States and in all of the provinces of Canada pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Offered Shares will be offered in the United States and Canada through the Underwriter either directly or through its U.S. registered broker-dealer affiliate.

      Pursuant to policy statements of the relevant securities commissions, the Underwriter may not, throughout the period of distribution under this short form prospectus, bid for or purchase Class B Non-Voting Shares or any of our securities which are convertible into Class B Non-Voting Shares. This restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange, as well as applicable rules of Regulation M under the U.S. Securities Act, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first mentioned exception, in connection with this distribution the Underwriter may over allot or effect transactions which stabilize or maintain the market price of the Class B Non-Voting Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

      We have agreed for a period of 30 days after the date of this prospectus supplement, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, Class A Voting shares or Class B Non-Voting shares or securities convertible into or exchangeable or exercisable for any Class A Voting shares or Class B Non-Voting shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Voting shares or Class B Non-Voting shares, without the prior written consent of the Underwriter. Notwithstanding the foregoing, we shall not be restricted from issuing securities under existing employee benefit and stock plans or upon exercise or conversion of outstanding securities.

      In connection with this offering, the Underwriter may enter into stabilizing transactions, which consist of various bids for or purchases of Offered Shares made by the Underwriter in the open market prior to the completion of this offering.

      We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,000,000.

      We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under Canadian and United States securities laws or to contribute to payments the Underwriter may be required to make because of any of those liabilities.

      The Underwriter is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to certain of our subsidiaries and to which our subsidiaries are presently indebted. Our subsidiaries were indebted to such bank for approximately $37.0 million at March 31, 2004 under various credit facilities (the “Credit Facilities”), which indebtedness represented less than 1% of our total consolidated indebtedness as of such date. A portion of the proceeds of this offering may be applied towards the reduction of this outstanding indebtedness. Accordingly, under applicable securities laws we may be considered to be a connected issuer of the Underwriter. We and our applicable subsidiaries are in compliance with the terms of the Credit Facilities. The indebtedness incurred by our subsidiaries under certain of the Credit Facilities is secured by various types of security, including trust bonds and share pledges. The decision of the Underwriter to act as Underwriter was made independently of its parent bank, and such bank has had no influence as to the determination of the terms of this distribution. The Underwriter will not receive any benefit in connection with the offering of the Offered Shares contemplated by this prospectus supplement, other than the Underwriter’s fee payable by us.

      Each of the TSX and NYSE has conditionally approved the listing of the Offered Shares contemplated by this prospectus supplement, subject to our fulfilling the requirements of the applicable exchange.

      The offering price of the Offered Shares was determined by negotiation between our company and the Underwriter.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Information For Canadian Residents

      In the opinion of Torys LLP, our counsel, and Davies Ward Phillips & Vineberg LLP, counsel to the Underwriter, the following is a summary of the principal Canadian federal income tax considerations generally applicable to prospective purchasers of the Offered Shares who, within the meaning of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, are or are deemed to be residents of Canada, deal at arm’s length with RCI, and hold or will hold their Offered Shares as capital property (each a “Resident Purchaser”). Resident Purchasers whose Offered Shares do not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election under subsection 39(4) of the Tax Act to have their Offered Shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Purchaser in the taxation year of the election, and in all subsequent years, deemed to be capital property.

      The Tax Act contains certain provisions (the “Mark-to-Market Rules”) relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing. This summary does not take into account the Mark-to-Market Rules, and taxpayers that are “financial institutions” as defined for the purpose of the Mark-to-Market Rules should consult their own tax advisors.

      This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act or regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), counsel’s understanding of the current administrative practices of the Canada Revenue Agency (“CRA”) and an advance income tax ruling issued to RCI by CRA. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, nor does it take into account provincial, territorial or foreign tax laws or considerations, which might differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted or that they will be enacted in the form announced by the Minister of Finance (Canada).

      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect an investor. Accordingly, prospective purchasers of Offered Shares should consult their own tax advisors with respect to their particular circumstances.

Taxation of Dividends

      Dividends received on Offered Shares by a Resident Purchaser who is an individual will be included in the individual’s income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations. Taxable dividends received by an individual may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

      Dividends received by a Resident Purchaser that is a corporation will be included in income and normally deductible in computing such corporation’s taxable income. However, the Tax Act will generally impose a 33 1/3% refundable Part IV tax on such dividends received by a corporation that was, at any time in the taxation year in which such dividends were received, a “private corporation” as defined in the Tax Act, or a corporation resident in Canada that is controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), to the extent that such dividends are deductible in computing the corporation’s taxable income.

Disposition of Class B Non-Voting Shares

      In general, a disposition, or a deemed disposition, of an Offered Share by a Resident Purchaser will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Offered Share. In the event a Resident Purchaser who acquires Offered Shares also holds other Class B Non-Voting shares, the adjusted cost base will be determined by averaging the cost of the Offered Shares with the adjusted cost base of all other Class B Non-Voting shares then held by that Resident Purchaser.

      Generally, one-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss realized in a year normally may be deducted by the Resident Purchaser in computing income to the extent of any taxable capital gains realized in the year. Any allowable capital loss not deductible in the year it is realized generally may be carried back and deducted against taxable capital gains in any of the three preceding years or carried forward and deducted against taxable capital gains in any subsequent year (in accordance with the rules contained in the Tax Act). Capital gains realized by an individual will be relevant in computing possible liability for the alternative minimum tax.

      The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Purchaser that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Offered Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply to a corporation that is a member of a partnership or a beneficiary of a trust that owns Offered Shares and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Resident Purchasers to whom these rules may be relevant should consult their own tax advisors.

      A Resident Purchaser that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

Certain Canadian Federal Income Tax Information For United States Residents

      The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Offered Shares by a holder (a) who, for the purposes of the Tax Act, is not resident in Canada, deals at arm’s length and is not affiliated with us, holds the Offered Shares as capital property and does not use or hold, and is not deemed to use or hold, the Offered Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Offered Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. The Offered Shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the Mark-to-Market Rules apply), or others.

      This summary is based on the current provisions of the Tax Act and the regulations thereunder, all Proposed Amendments publicly announced by the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Treaty and the current administrative practices of the CRA. It has been assumed that the Proposed Amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative practice, although no assurance can be given in these respects. The summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

      This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder of Offered Shares and should not be so construed. The tax consequences to any particular holder of Offered Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.

     Dividends

      Dividends paid or credited or deemed to be paid or credited by us to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross dividend.

     Disposition

      A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of an Offered Share unless the share is “taxable Canadian property” to the holder thereof, and even then only if the U.S. Holder is not entitled to relief under the Treaty.

      An Offered Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60-month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of our issued shares of any class or series. In the case of a U.S. Holder to whom Offered Shares represent taxable Canadian property, by reason of the Treaty no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares unless, at the time of disposition, the value of such shares is derived principally from real property situated in Canada. We believe that the value of our Class B Non-Voting shares is not derived principally from real property situated in Canada, and that no tax would be payable under the Tax Act on a capital gain realized today by a U.S. Holder on a disposition of Offered Shares.

Certain United States Federal Income Tax Information For U.S. Holders

      The following summary describes certain U.S. federal income tax considerations with respect to the ownership of Offered Shares by U.S. Holders (as defined below for the purposes of this summary). Except where noted, this summary deals only with Offered Shares held as capital assets and does not deal with special situations, such as those of dealers and traders in securities or currencies, financial institutions, tax-exempt entities, insurance companies, traders in securities who elect to mark-to-market their securities, persons holding Offered Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons actually or constructively owning 10% or more of our voting stock, or persons whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF CLASS B NON-VOTING SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME OR OTHER TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY STATE OR LOCAL CONSEQUENCE OR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

      As used in this summary, a “U.S. Holder” of Offered Shares means a holder that is (a) a citizen or resident of the United States for U.S. federal income tax purposes, (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof (including the states and the District of Columbia), (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or (e) a person whose worldwide income or gain is otherwise subject to U.S. federal income taxation on a net income basis. If a partnership holds Offered Shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Offered Shares, you should consult your tax advisor.

Payment of Dividends

      The gross amount of dividends paid to a U.S. Holder of Offered Shares (including amounts withheld to pay Canadian withholding taxes) will be treated as dividend income to such U.S. Holder, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction. In the case of a noncorporate U.S. Holder, including an individual, under recently enacted tax legislation such dividends will be eligible for a maximum tax rate of 15% for dividends received before January 1, 2009, provided such holder holds the Offered Shares for at least 60 days during the 120-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied.

      The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to the U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

      A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and generally will be “passive income” or “financial services income” for purposes of computing the foreign tax credit allowable to a U.S. Holder. The rules governing the foreign tax credit are complex, and additional limitations on the credit apply to noncorporate U.S. Holders, including individuals, receiving dividends from foreign corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Offered Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the Offered Shares) and any excess will be treated as capital gain. Such distributions would not give rise to foreign source income.

Sale or Exchange of Class B Non-Voting Shares

      For U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of an Offered Share in an amount equal to the difference between the U.S. dollar value of the amount realized for the Offered Share and the U.S. Holder’s tax basis (determined in U.S. dollars) in the Offered Share. Such gain or loss will be a capital gain or loss. Capital gains of noncorporate taxpayers, including individuals, derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit purposes.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to dividends paid in respect of the Offered Shares and the proceeds received on the sale, exchange or redemption of the Offered Shares paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, to report interest and dividends required to be shown on its federal income tax returns or to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Passive Foreign Investment Company

      We do not believe that we are, for U.S. federal tax purposes, a passive foreign investment company, and we expect to continue our operations in such a manner that we will not be a passive foreign investment company. If, however, we are or become a passive foreign investment company, U.S. Holders could be subject to certain additional U.S. federal income tax liabilities.

LEGAL MATTERS

      Legal matters in connection with this offering will be passed upon for us by Torys LLP (Canadian counsel) and Cravath, Swaine & Moore LLP (U.S. counsel) and on behalf of the Underwriter by Davies Ward Phillips & Vineberg LLP (Canadian counsel) and Shearman & Sterling LLP (U.S. counsel). As of June 9, 2004, the partners and associates of each of Torys LLP and Davies Ward Phillips & Vineberg LLP, respectively, beneficially owned, directly or indirectly, less than 1% of any class of our securities or any associated party or affiliate of ours.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the SEC as part of the registration statement to which this prospectus supplement relates: the documents referred to under “Documents Incorporated by Reference” in the accompanying prospectus; the consent of KPMG LLP; the consent of Torys LLP; the consent of Cravath, Swaine & Moore LLP; and the powers of attorney.

Cdn$250,000,000

Rogers Communications Inc.

9,541,985 Class B Non-Voting Shares

PRICE Cdn$26.20 PER CLASS B NON-VOTING SHARE

RBC CAPITAL MARKETS

PROSPECTUS SUPPLEMENT

June 10, 2004